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                                May 11, 2023

       Danny Yeung
       Chief Executive Officer
       Prenetics Global Limited
       Unit 701-706, K11 Atelier King   s Road 728 King   s Road, Quarry Bay
       Hong Kong

                                                        Re: Prenetics Global
Limited
                                                            Post-Effective
Amendment for Registration Statement on Form F-1
                                                            Filed May 1, 2023
                                                            File No. 333-265284

       Dear Danny Yeung:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment for Registration Statement on Form F-1 filed on May 1, 2023

       Cover Page

   1. We note that on the cover you state that Prenetics Global Limited is a Cayman Islands holding company with
operations primarily conducted by its subsidiaries, which we understand operate in
Hong Kong and other jurisdictions. Please revise provide a cross-
                                                        reference to your
detailed discussion of risks facing the company and the offering as a result of your
organizational structure.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your securities or could significantly limit or completely hinder your ability to offer
securities to investors and cause the value of your securities to significantly
 Danny Yeung
FirstName  LastNameDanny
Prenetics Global Limited Yeung
Comapany
May        NamePrenetics Global Limited
     11, 2023
May 11,
Page 2 2023 Page 2
FirstName LastName
         decline or be worthless. Your disclosure should address how recent statements and
         regulatory actions by China   s government, such as those related to
the use of variable
         interest entities and data security or anti-monopoly concerns, have or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on a U.S. or
         other foreign exchange. Also disclose that regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or foreign exchange.
         Please disclose the location of your auditor   s headquarters and
whether and how the
         Holding Foreign Companies Accountable Act, as amended by the
Consolidated
         Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Disclose specifically which entity(ies) conduct the company's operations. Disclose, if true, that your subsidiaries conduct operations in China.

4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.
Prospectus Summary, page 1

5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or
 Danny Yeung
FirstName  LastNameDanny
Prenetics Global Limited Yeung
Comapany
May        NamePrenetics Global Limited
     11, 2023
May 11,
Page 3 2023 Page 3
FirstName LastName
         distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
7. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.
Prospectus Summary
Summary Risk Factors, page 3

8. In your Summary Risk Factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors, page 7

9.       Please expand your risk factors to disclose that the Holding Foreign
Companies
         Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases
         the number of consecutive    non-inspection years    from three years
to two years, and thus,
         reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Also, provide risk factor
 Danny Yeung
Prenetics Global Limited
May 11, 2023
Page 4
         disclosure to explain whether there are any commensurate laws or regulations in Hong
         Kong or Macau which result in oversight over data security and explain how this
         oversight impacts the company   s business and the offering and to
what extent the
         company believes that it is compliant with the regulations or policies that have been issued.
The mainland Chinese government has significant oversight, discretion and control over..., page
22

11. We note your disclosure about having business operations in Hong Kong and not in
         Mainland China and the risks that come with having direct Chinese government oversight authority. Disclose in this Risk Factor, as you do on page 51, that you believe there is significant market opportunity for you in Mainland China for early detection of cancer. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

General

12. We note your separate section that discloses "Enforceability of civil liabilities and agent for service of process in the United States" on page 147. Please revise to provide the information required by Item 101(g)(1)(i)(ii) and (iv) of Regulation
S-K.
       Include Summary Risk Factor and Risk Factor disclosure discussing where your executive officers and directors are located, specifically addressing the difficulty of bringing actions against individuals located in China (or other foreign jurisdictions) and enforcing judgments against them.
FirstName LastNameDanny Yeung
13. We note your definition of "mainland China" excludes Hong Kong and Macau. Please
Comapany    NamePrenetics
       revise this definitionGlobal  Limited
                              to clarify that the legal and operational risks
associated with
May 11,operating
         2023 Pagein China
                     4      also apply to operations in Hong Kong and Macau.
FirstName LastName
 Danny Yeung
FirstName  LastNameDanny
Prenetics Global Limited Yeung
Comapany
May        NamePrenetics Global Limited
     11, 2023
May 11,
Page 5 2023 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-
7153 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Jonathan Stone, Esq.